Bitwise 10 Crypto Index Fund

400 Montgomery Street

Suite 600

San Francisco, CA 94104

September 18, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Rolf Sundwall
David Irving

Re:	Bitwise 10 Crypto Index Fund
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023
File No. 000-56270

Dear Mr. Sundwall and Mr. Irving:

Bitwise 10 Crypto Index Fund (the “Company”) hereby acknowledges receipt of the comment letter dated September 6, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed February 24, 2023 (the “Annual Report”). The Company hereby submits this letter in response to the Comment Letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures

Managements Report on Internal Control Over Financial Reporting, page 106

1.

You state that you have not included the Management’s Report on Internal Control over Financial Reporting due to a transition period established by the rules of the SEC for newly public companies. The instructions to Regulation S-K, Item 308, permit the omission until you have filed an annual report in the prior fiscal year. You filed an annual report for your fiscal year ended December 31, 2021. Please amend your Form 10-K for the fiscal year ended December 31, 2022 to include your Management’s Report on Internal Control over Financial Reporting, or advise us otherwise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that management of Bitwise Investment Advisers, LLC, the Company’s sponsor (the “Sponsor”), performed the assessment of internal control over financial reporting at December 31, 2022 and inadvertently excluded disclosures related to that assessment from its Annual Report.

The Company is filing an amendment to the Annual Report (the “Form 10-K/A”) to include an amendment and restatement of the disclosure in Item 9A of the Annual Report relating to management’s assessment of internal control over financial reporting at December 31, 2022.

Exhibits

2.

You have omitted the language in paragraph 4 and 4(b) referring to internal control over financial reporting in your certifications of principal officers pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 in Exhibits 31.1 and 31.2 of your Form 10-K for the Fiscal Year Ended December 31, 2022 and Forms 10-Q for the quarterly periods ended March 31, 2023 and June 30, 2023. Please amend your filings to include the certifications exactly as set forth in Regulation S-K, Item 601(b)(31)(i), or advise us otherwise. Refer to question 246.13 of the Compliance and Disclosure Interpretations for Regulation S-K, updated August 25, 2023.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Principal Executive Officer and Principal Financial and Accounting Officer of the Sponsor inadvertently omitted the language in paragraph 4 and 4(b) referring to internal control over financial reporting in their certifications pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 in Exhibits 31.1 and 31.2 of the Annual Report, the Form 10-Q for the quarterly period ended March 31, 2023, filed with the Commission on May 15, 2023, and the Form 10-Q for the quarterly period ended June 30, 2023, filed with the Commission on August 4, 2023 (the “Form 10-Qs”).

The Company is filing the Form 10-K/A and amendments to its Form 10-Qs to refile Exhibits 31.1 and 31.2 to the Annual Report and the Form 10-Qs to include the inadvertently omitted language in paragraph 4 and 4(b) referring to internal control over financial reporting.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (415) 789-6952 or teddy@bitwiseinvestments.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Paul Fusaro
Paul Fusaro
Chief Operating Officer of Bitwise Investment Advisers, LLC, the Sponsor of Bitwise 10 Crypto Index Fund

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